FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	"Syngenta and Monsanto reach agreement on corn and soybean technologies"

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1
Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA +1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Jonathan Seabrook Switzerland +41 61 323 7502 USA +1 202 737 6520

media release

Basel, Switzerland, May 23, 2008

Syngenta and Monsanto reach agreement on corn and soybean technologies

Syngenta today announced that it has reached a definitive agreement with Monsanto which settles all outstanding litigation relating to the two companies’ global corn and soybean businesses.

The agreement gives Syngenta enhanced flexibility in serving its customers and will expand the technology choices available to growers.  Terms of the agreement include:

•	Monsanto receives a royalty-bearing license to Syngenta’s enabling technology for dicamba herbicide tolerance.
•	Syngenta receives more favorable marketing conditions relating to its Bt11 trait for European corn borer control.
•
Monsanto and Syngenta agree to settle all patent, antitrust and commercial litigation between the companies and their subsidiaries. These disputes include: Syngenta’s antitrust action against Monsanto, all infringement cases on herbicide-tolerant and insect-protected corn technologies, and a dispute between the parties on herbicide-tolerant soybean technology.

•	Syngenta receives a royalty-bearing license to Monsanto’s Roundup Ready 2 Yield™ soybean technology.
•
Monsanto and Syngenta agree to cross-enable each other to develop and deliver innovative new herbicide-tolerant and Bt insect-protection products in corn, cotton and soybeans to compete for the business of farmers around the world.

Davor Pisk, Chief Operating Officer of Syngenta Seeds, said: “The need to increase agricultural productivity has never been greater than it is today.  We are therefore very pleased to have reached an agreement which expands the choices available across the US corn and soybean markets.”

Syngenta – May 23, 2008 / Page  1 of 2

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2007 were approximately $9.2 billion. Syngenta employs over 21,000 people in more than 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – May 23, 2008 / Page  2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: May 23, 2008	By:	/s/ Tobias Meili
		Name:	Tobias Meili
		Title:	Head Corporate Legal Affairs

By:	/s/ Daniel Michaelis
	Name:	Daniel Michaelis
	Title:	Senior Corporate Counsel